Mail Stop 3561

February 8, 2006

Mark Andrews
Chief Executive Officer
Castle Brands, Inc.
570 Lexington Avenue, 29th Floor
New York, New York 10022

   Re: **Castle Brands, Inc.**
      Amendment No. 2 to Registration Statement on Form S-1
      Filed January 10, 2006
      File No. 333-128676

Dear Mr. Andrews:

  We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis, page 30

Operations Overview, page 33

  1. We note that you plan to expand your media advertising campaign to those U.S. markets where you have historically competed primarily on price. Please specifically identify those markets where you intend to expand your advertising campaign.

2. We note the disclosure appearing on page 34 indicating your management has "significant experience in identifying and evaluating spirits products with growth potential." The disclosure elsewhere in your prospectus, including the "Management" section, does not describe the significant experience to which you refer. Please substantiate or delete this statement.

Note 1. Organization and Summary of Significant Accounting Policies, page F-7

K. Goodwill and other intangible assets, page F-10

3. We have reviewed your response to comment 12 in our letter dated December 8, 2005. Your response suggests that you identified two operating segments based on paragraph 10 of SFAS 131: U.S. and International. Paragraph 30 of SFAS 142 states that a reporting unit is an operating segment or one level below an operating segment. Note that footnote 17 to SFAS 142 specifically states that for purposes of determining reporting units, an operating segment is defined in paragraph 10 of SFAS 131. As such, at a minimum, we would expect you to have two reporting units under paragraph 30 of SFAS 142. This is further supported by the section titled "Additional Observations" in EITF D-101, which states "The determination of reporting units under Statement 142 begins with the definition of an operating segment in paragraph 10 of SFAS 131 and considers disaggregating that operating segment into economically dissimilar components for the purpose of testing goodwill for impairment."

In support of using only one reporting unit, you point to the guidance in paragraph 30 of SFAS 142 that states, "However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics." However, your analysis focuses on whether two *operating* segments have similar economic characteristics rather than two reporting units. Under paragraph 10 of SFAS 131, U.S and International represent operating segments and therefore cannot be aggregated into one reporting unit under paragraph 30 of SFAS 142. This idea is also supported by the section titled "Similar Economic Characteristics" in EITF D-101, which states "Components that share similar economic characteristics but relate to different operating segments may not be combined into a single reporting unit."

Please reevaluate paragraph 30 of SFAS 142 in order to determine how many reporting units you have and re-perform your goodwill impairment test based on the revised number of reporting units.

Note 6. Intangible Assets, page F-20

4.   We have reviewed your response to comment 14 in our letter dated December 8, 2005. Due to the nature of the relationships, we continue to believe an indefinite life conclusion for a supplier or distributor relationship would be extremely rare. We recognize that you believe it is in your best interest to continue such relationships at this time. However, as either party to the contract has the ability to terminate it, we believe it is unreasonable to conclude that such relationships would never be terminated due to competitive factors. For example, if you were to grow or contract significantly, it may no longer be in your, or your counterparty's, best interest to continue these relationships on similar terms, or at all. Likewise, in such a highly regulated industry, it is difficult to foresee whether regulatory or technological factors could limit the lives of these relationships. As such, based on paragraph 11 of SFAS 142, please reevaluate to determine the finite useful lives of these intangible assets and record the corresponding amortization. Otherwise, explain to us how you concluded that no legal, regulatory, competitive, economic, or other factors would ever limit the lives of these intangible assets.

Note 9. Notes Payable and Capital Lease, page F-22

5.   We have reviewed your response to comment 15 in our letter dated December 8, 2005. With respect to the application of paragraph 10 of EITF 98-5, please explain to us how your subordinated convertible notes incorporate a multiple-step discount. Further, in calculating the $857,144 interest charge to be recorded upon the initial public offering, please confirm to us that you measured such charge at the commitment date as required by paragraph 13 of EITF 98-5 and Case 3 in Exhibit 98-5A. More specifically, confirm to us that you calculated such charge at the commitment date using the conversion price most advantageous to the investor, based on the facts available at that date, and the fair value of the common stock at that date. In this regard, as the charge should be measured at the commitment date, please explain to us why an initial public offering price in excess of $8 per share would result in an additional interest charge.

Note 15. Stock Options and Warrants, page F-34

B. Stock Warrants, page F-36

Common Stock Warrants Issued to the Financing Agent, page F-36

6.   We have reviewed your response to comment 18 in our letter dated December 8, 2005. Your revised disclosure on page F-37 suggests that you account for the warrants issued in connection with the revolving credit facility as the host contract

and the related put option as an embedded derivative requiring bifurcation from the host contract under paragraph 12 of SFAS 133. However, based on paragraphs 44 and 45 of EITF 00-19, a put warrant represents a compound instrument with characteristics of both warrants and put options and should be accounted for as a liability at fair value with changes in fair value reported in earnings. Further, it appears that paragraphs 11 and 24 of SFAS 150 and FSP 150-1 support the same accounting for such instruments. In this regard, it appears the put option does not meet the criteria in paragraph 12(b) of SFAS 133 for separation from the host contract, as the put warrant, which embodies both the embedded derivative instrument and the host contract, should be remeasured at fair value with changes in fair value reported in earnings under both EITF 00-19 and SFAS 150. As such, please revise to account for the put warrant, which includes both the warrant and the put option, as a liability recorded at fair value at each reporting period. Finally, please explain why you recorded a derivative liability as of March 31, 2003 when the warrants were not issued until December 1, 2003 per your disclosure on page F-36.

7.   On page F-37, you disclose that in September 2005 you eliminated the put option associated with your stock warrants. Please tell us how you intend to account for such warrants absent the put option. In doing so, explain your consideration of whether the warrants represent a derivative under SFAS 133 and, if you determined the warrants are not derivatives based on the exception provided in paragraph 11(a) of SFAS 133, tell us how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion. As the penalty provision associated with your registration rights agreement could require liability treatment, tell us specifically how you considered such provision in analyzing paragraphs 14-18 of EITF 00-19.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sarah Goldberg at (202) 551-3340 or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson at (202) 551-3335 or David Mittelman, Legal Branch Chief, at (202) 551-3214 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John E. Schmeltzer, Esq.
        Patterson Belknap Webb & Tyler LLP
        Fax: (212) 336-2222